March 29, 2009

Louis Rambo

Division of Corporation Finance

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Amendment to Registration Statement on Form S-1

Filed November 4, 2009

File No. 333-152512

Dear Mr. Morris:

The following is our response to your comment letter of December 21, 2009.

General

1.

We re-issue prior comment 2. For example, we note the references on pages 6 and 19 to “each current shareholder” and “his/her respective shares.” Please revise.

Further Revised.

Prospectus Cover

2.

It does not appear that you have revised your prospectus cover page in response to prior comment 4. Your prospectus cover page, currently numbered as pages 3 and 4 of your filing, should be limited to one page. We redirect your attention to Item 501(a) of Regulation S-K.

Revised to be limited to one page.

Summary Information and Risk Factors, page 6

3.

We note that your prospectus cover page and section 1 of the revised escrow agreement indicate that the subscription funds will be held in a trust account at Bank of the West. With a view to disclosure, please advise us how this will comply with the requirement under Rule 419(b)(1) that the escrow account be “maintained” by an insured depository institution. Provide the analysis requested in prior comment 10.

The rule requires that the escrow account be maintained by an insured depository institution it does not require that the account be owned by an insured depository institution. Bank of the West maintains the Harold P. Gewerter, Esq. Ltd. Client Trust account just as it maintains the accounts of thousands of other customers. Bank of the West is an insured depository institution.

4.

Please add disclosure on the cover page, in the summary and where appropriate that the proceeds from the sale of shares held by Mr. Sisk will be deposited in the escrow account, as indicated in your supplemental response to prior comment 10. Address in your disclosure the conditions for releasing these funds from escrow, and to whom they will be released. Also, please disclose whether the shares held by Mr. Sisk will be deposited in the escrow account.

Disclosure revised to disclose that both the shares held by Mr. Sisk and the proceeds therefrom will be placed in escrow.

Rights and Protections Under Rule 419, page 6

5.

We note your disclosure on page 6 that 90% of the net proceeds of the offering will be placed in an escrow account ‘[u]pon completion of this offering.” Please advise us how this complies with the requirements under Rule 419 that proceeds from the offering be deposited in an escrow account promptly or revise your disclosure accordingly. Also, please reconcile this disclosure with the disclosure on page 7 that 10% of the funds will be released from escrow upon completion of the offering.

Revised to indicate that funds will be placed in escrow upon receipt.

The Company, page 6

6.

Your responses to comment 9 from our letter dated October 20, 2009 and comment 8 from our letter dated November 18, 2009 continue to be unclear. Please explain the role of the lock-up agreement in connection with this offering and file the lock-up agreement as an exhibit.

The language relating to the lock up has been removed as the lock up was not material to the 419 offering.

The Offering, page 7

7.

We note your response the prior comment 6 and your disclosure on page 7 that the “escrow holder will confirm with the sole officer and director of the company the amount held in escrow to determine if the minimum offering has been met.” Please clarify how they will make this determination and when it will be made. Refer to prior comment 6.

Escrow Holder and the officer and director will compare the amount deposited into the escrow account with the amount shown on as the minimum of the effective S-1.

8.

We note your response to prior comment 7 and we re-issue the comment. In your analysis of whether audited financial statements of the acquisition candidate are required, please provide specific citations to, and analysis of, the authority you are relying on.

Rule 419 states in part:

(e) Release of deposited and funds securities--(1) Post-effective amendment for acquisition agreement. Upon execution of an agreement(s) for the acquisition(s) of a business(es) or assets that will constitute the business (or a line of business) of the registrant and for which the fair value of the business(es) or net assets to be acquired represents at least 80 percent of the maximum offering proceeds, including proceeds received or to be received upon the exercise or conversion of any securities offered, but excluding amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances, the registrant shall file a post-effective amendment that:

(i) Discloses the information specified by the applicable registration statement form and Industry Guides, including financial statements of the registrant and the company acquired or to be acquired and pro forma financial information required by the form and applicable rules and regulations;

Thus financial statements are required for inclusion in the post effective amendment. The Registration statement has been revised to clarify this.

9.

We note your disclosure in the second paragraph on page 7. Please revise your disclosure regarding the termination date of the offering to separate address the shares to be sold by the company and by Mr. Sisk.

Revised to separately address the closing dates.

10.

We note your response to prior comment 11 and we re-issue the comment. The first sentence of the second paragraph on page 7 is still difficult to understand. Rather than merely cross referencing the plan of distribution section, your summary disclosure should briefly explain the circumstances under which the funds held in escrow will be released.

Brief explanation included.

11.

We note your supplemental response to prior comment 12. Please revise your summary disclosure and plan of distribution to clarify that you will provide written notice to your subscribers at least 20 days prior to extending the offering period.

So revised.

12.

Please revise throughout the prospectus to clarify, if true, that you may only extend the offering once for a fixed period. While this disclosure appears on page 7 of the prospectus, your disclosure on the prospectus cover page and elsewhere in the registration statement suggests that the offering may be subject to repeated extensions of indeterminate length. The maximum specified time period for the offering should be clearly disclosed. Revise accordingly.

Revised to clarify that the offering may only be extended once.

13.

We remain unable to understand your disclosure in the third paragraph on page 7 of your filing. Please revise, and provide us with a detailed legal analysis of how you will comply with your obligations under Rules 419(1)(i) and 419(b)(3), as requested in our prior comment 13.

Revised to disclose that shares will be issued and deposited into escrow within 5 days of acceptance of the subscription agreement and payment by the issuer.

14.

Your disclosure and supplemental response to prior comment 13 appear to indicate that you intend to issue shares or “stock certificates” after the completion of your offering. Please revise your filing to clarify when you intend to issue the securities registered in this offering. If it is your intention to issue securities after the completion of the offering, please provide us with a legal analysis explaining your position that this is consistent with the requirements of Rule 419.

The stock certificates will be issued and deposited into escrow as subscriptions are received.

15.

Additionally, we note your disclosure that you intend to deposit “stock certificates” that are “attributable” to your common stock into an escrow account. Please note that Rule 419 requires that the securities issued in a blank check offering be deposited in an escrow account, not merely the certificates attributable to the securities. Please advise us how depositing stock certificates complies with Rule 419, or revise your disclosure accordingly.

The stock certificates are the securities. The language has been clarified.

Summary Financial Information, page 8

16.

Please tell us when the information presented as part of your income statement data is not consistent with that provided as part of your audited Income Statement on page F-5. You currently present net income of $3,936 on page 8 rather than net loss of $3,936. Please revise or advise accordingly.

Revised.

17.

Reference is made to the Stockholders’ Equity section on page 9. Please revise this section so that it includes the additional paid in capital amount of $3,536 as presented on your balance sheet in page F-4.

Additional Paid in Capital Section added.

Risk Factors, page 9

18.

Please set forth each risk factor under a subcaption that adequately describes the risk, as requested in our prior comment 17. Refer to Item 503(c) of Regulation S-K.

Subcaptions added.

Disadvantages of Blank Check Offering, page 12

19.

Please revise this risk factor to clearly explain the risk to your investors. Refer to comment 17 from our letter dated November 18, 2009, and comment 24 from our letter dated October 20, 2009.

Risk clarified.

Shares Eligible for Future Sale, page 13

20.

We re-issue prior comment 19. It is still not clear how your offering will impact the eligibility of Mr. Sisk’s shares for future sale. Additionally, please explain to us the parenthetical statement that the shares have been issued to Mr. Sisk “pending effectiveness of this registration statement.” Our understanding is that the shares have already been issued to Mr. Sisk. We note, for example, the disclosure on page 27.

The shares have already been issued to Mr. Sisk. This section has been clarified.

Use of Proceeds, page 14

21.

We note your response to prior comment 21 and your disclosure that you intend to use 90% of the total proceeds for working capital. Please revise your disclosure to indicate the use of all the proceeds you may receive in this offering.

Updated to show that 10% may be used for expenses.

22.

 We note the third risk factor on page 10. Provide the disclosure required by Instruction 7 to Item 504 of Regulation S-K or advise.

Additional disclosure added.

Plan of Distribution, page 15

23.

You cite “Exhibit 99(a) on page 16. Please ensure that you references and citations are current throughout your filing.

References corrected.

Plan of Operation, page 21

General Business Plan, page 21

24.

We note your response to prior comment 26 and your revised disclosure on page 22 and we re-issue the comment. Your basis for determining that a private company may save costs by becoming a publicly reporting company through a business combination with you remains unclear. Please provide a more detailed discussion of how the business combination process would eliminate the certain costs you identify, such as “multiple audits and opinions.” Additionally, expand your discussion to specifically address the filing requirements and potential costs under Form 8-K, Form 10, and Rule 144 given a business combination with you. Please also refer to comment 45 from our letter dated October 20, 2009.

More detailed discussion added.

Acquisition of Opportunities, page 23

25.

Your disclosure in the seventh paragraph on page 23 continues to indicate that audited financial statements will not be required until after the consummation of a business combination. Please tell us how this will comply with Rule 419, or revise your disclosure appropriately. Refer to comment 27 from our letter date November 18, 2009, and comment 46 from our letter dated October 20, 2009.

Revised to clarify that audited financial statements will not be required prior to the consummation of a business combination. They will be required at the time of the consummation.

26.

We note your response to prior comment 29 and we re-issue the comment. We note that the prospectus continues to suggest that transactions may be voided by management after being approved by shareholders. Please provide your legal analysis as to whether and how transactions may be voided.

Revised to clarify that transactions may not be voided.

27.

We note your response to prior comment 29. Please revise to disclose any risks related to the fact that Mr. Sisk must receive $.02 in exchange for his shares even through other shareholders may receive less consideration or their shares. Add risk factors, as appropriate.

Additional risk factor added.

Background of Directors, Executive Officers, Promoters and Control Persons, page 25

28.

Please advise us whether Mr. Sisk still serves as an officer or director of Jupiter Containers, Inc. as indicated in that company’s Form SB-2 filed September 6, 2007 and amended Form SB-2 filed October 23, 2007. To the extent these positions constituted Mr. Sisk’s principal occupation at any time during the past five years, provide the disclosure required by Item 401(c) of Regulation S-K.

Mr. Sisk no longer serves as an officer or director of Jupiter. Additional disclosure has been added.

Financial Statements, page F-1

General

29.

Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

Updates included.

Other Expenses of Issuance and Distribution, page II-1

30.

Please revise to clarify if true, the Mr. Sisk has agreed to pay the expenses of this offering. Add appropriate risk factor disclosure addressing any risks posed by the lack of an enforceable agreement by Mr. Sisk to pay such expenses.

Risk factor added.

Indemnification of Officers and Directors, page II-1

31.

Please expand your discussion to indicate the extent to which indemnification is permitted by Delaware law. Refer to prior comment 37.

Delaware indemnification language added.

Signatures, page II-4

32.

Your registration statement must be signed by your principal financial officer, and any person who signs the form in more than one capacity must indicate each capacity in which he signs the form. Please revise. Refer to Instructions 1 and 2 to form S-1. Signatures.

Additional titles added.

Exhibit 5.1

33.

The heading to the legality opinion filed as exhibit 5.1 indicates that the company is a Nevada corporation. Please provide an opinion on the legality of the securities issued by the registrant, a Delaware corporation.

Revised.

34.

Please delete the second sentence of the third paragraph of the opinion. This assumption is overbroad and therefore inappropriate.

Deleted.

35.

The third to last paragraph of the opinion is difficult to understand. It appears to refer to an opine on shares that “have been duly and validly issued.” Given that the shares to be offered by the company have not been issued, this paragraph should be revised accordingly. Refer to comment 67 from our letter dated October 20, 2009.

Revised for clarification.

36.

Please explain the statement in the second to last paragraph of the legality opinion that the opinion is “exclusive of state securities and blue-sky laws, rules and regulations.” This opinion should be based on state securities laws.

Revised to clarify based upon state securities laws.

37.

We note that your opinion has been rendered based on facts “as they presently exist”. Please confirm that you will file a new opinion on the date of effectiveness or revise your opinion to remove this language which suggests that your opinion is not valid after December 5, 2009.

Language revised.

Very truly yours,

/s/ Harold P. Gewerter, Esq.

Harold P. Gewerter, Esq. Ltd.